HIVE Digital Reminds Shareholders of Voting Deadline for Upcoming Annual General and Special Meeting of Shareholders

Vancouver, British Columbia--(Newsfile Corp. - November 23, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: YO0) (the "Company" or "HIVE") reminds shareholders of the upcoming deadline to vote at the Corporation's Annual General and Special Meeting (the "Meeting"), which is scheduled to be held on November 29, 2023.

The Board of Directors of HIVE recommends that Shareholders

vote in favour of all proposed items

At the Meeting, shareholders will be asked vote on the following agenda items for the ensuing year:

1. fix the number of directors at four;

2. elect the board of directors;

3. re-approve the Corporation's amended incentive stock option plan;

4. approve the Corporation's amended restricted share unit plan; and

5. appoint the auditors.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 11:00 a.m. (Pacific Time) on Monday, November 27, 2023

Meeting Details

The Meeting will be held On November 29, 2023 at Suite 710, 580 Hornby Street, Vancouver, BC V6C 3B6 at 11:00 a.m. (Pacific Time).

Please visit the Annual General and Special Meeting page on our website under Investors for complete details and links to all relevant documents ahead of the Meeting at https://www.hivedigitaltechnologies.com/2023-annual-special-meeting/.

Questions & Voting

If you have questions about the meeting matters or require voting assistance please contact HIVE's proxy solicitation agent, Laurel Hill Advisory Group at:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1 416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/188569